February 24, 2006


Mail Stop 4561

Ms. Wendy A. Nieto
Chief Financial Officer
Intraware, Inc.
25 Orinda Way
Orinda, CA 94563

Re:	Intraware, Inc.
	Form 10-K for the year ended February 28, 2005
		Form 10-Q for the quarter ended May 31, 2005
		Form 10-Q for the quarter ended August 31, 2005
		Form 10-Q for the quarter ended November 30, 2005
	File No. 0-25249

Dear Ms. Nieto:

      We have reviewed your filings and have the following comment.
In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended February 28, 2005
Form 10-Q for the quarter ended May 31, 2005
Form 10-Q for the quarter ended August 31, 2005
Form 10-Q for the quarter ended November 30, 2005

Officer Certifications - Exhibits 31.1 and 31.2

1. We note that your certifications include the title of the certifying individual in the "I" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
Ms. Wendy A. Nieto
Intraware, Inc.
February 24, 2006
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